Exhibit 99.1

ProQR to Present Clinical and Preclinical Progress from AX-0810 and AX-0811 at Upcoming Conferences

•	ProQR to present its ADAR-mediated RNA editing approach and progress toward next-generation editing oligonucleotides at TIDES Europe plenary session
•	AX-0810 Phase 1 data to be featured in two poster presentations at AASLD, The Liver Meeting® 2026, including one late-breaking poster
•	Cohort 3 data and the 12 week follow up from the AX-0810 Phase 1 study along with new preclinical proof-of-concept data for AX-0811 to be presented at Nature Conferences RNA at the Bench and Bedside V in December 2026
•	Next-generation AX-0811, an NTCP-targeting RNA editing oligonucleotide generated using ProQR’s AI-enabled discovery engine is being evaluated in a Phase 1 study in healthy volunteers, with initial data expected in early January 2027

LEIDEN, Netherlands & CAMBRIDGE, Mass., October 28, 2026 – ProQR Therapeutics N.V. (Nasdaq: PRQR) (ProQR), a clinical-stage company dedicated to changing lives through transformative RNA therapies based on its proprietary ADAR-mediated Axiomer™ RNA editing technology platform, today announced upcoming presentations highlighting clinical and preclinical progress with AX-0810 and AX-0811 and the broader Axiomer RNA editing platform at TIDES Europe, The Liver Meeting 2026, Nature Conferences RNA at the Bench and Bedside V.

Upcoming Presentations

TIDES Europe 2026

Gerard Platenburg, ProQR’s chief scientific officer, will deliver a plenary presentation reviewing previously presented clinical findings from AX-0810, including a favorable safety and tolerability profile and NTCP target engagement that demonstrate successful translation. The presentation will also highlight AI-enabled advances in the discovery of AX-0811, a next-generation Axiomer RNA editing oligonucleotide with preclinical data demonstrating greater potency and durability, underscoring the potential of ProQR’s Axiomer platform.

Plenary session title: “Clinical Validation of ADAR RNA editing and translation to AI-driven next-generation EONs”
Presenter: Gerard Platenburg, Chief Scientific Officer
Date and time: November 3, 2026, 16:25 CET
Location: Amsterdam, Netherlands

AASLD The Liver Meeting® 2026

The AX-0810 Phase 1 study will be featured in two poster presentations at The Liver Meeting® 2026, the annual meeting of the American Association for the Study of Liver Diseases (AASLD), taking place November 5–9, 2026. The presentations will focus on study design, as well as previously disclosed safety, pharmacokinetic, and target engagement findings from the study.

Poster presentation
Title: Safety, pharmacokinetics and target engagement of AX-0810 a first-in-class RNA editing therapy designed to modulate bile acid transport for cholestatic disease
Abstract number: 1156
Presenter: R. Bart Takkenberg, MD, PhD, Department of Gastroenterology and Hepatology, Amsterdam University Medical Center, Amsterdam
Date and time: November 5, 2026, 12:00pm-1:00pm MT
Location: Denver, CO

Late-breaking poster presentation
Title: First-in-person evidence of in vivo Axiomer RNA Editing of NTCP for the treatment of cholestasis: Proof of concept data from the AX-0810 Phase 1 Trial
Late-breaking abstract number: 5032
Presenter: R. Bart Takkenberg, MD, PhD, Department of Gastroenterology and Hepatology, Amsterdam University Medical Center, Amsterdam
Date and time: November 8, 2026, 1:00pm-2:00pm MT
Location: Denver, CO

Nature Conferences RNA at the Bench and Bedside V

Cohort 3 data and the 12 week follow up from the AX-0810 Phase 1 study and new preclinical proof-of-concept data for AX-0811 will be presented at Nature’s RNA at the Bench and Bedside V in December 2026.

Presentation title: From clinical validation to next-generation ADAR RNA editing: Advancing NTCP modulation with AX-0810 and AX-0811 for cholestatic disease
Presenter: Gerard Platenburg, Chief Scientific Officer
Date and time: December 9, 2026, 2:30-3:00pm PT
Location: La Jolla, California

Building on the clinical experience with AX-0810 and encouraging preclinical proof-of-concept findings, AX-0811, a next-generation NTCP-targeting RNA editing oligonucleotide designed with improved potency and durability is being evaluated in a Phase 1 study in healthy volunteers with initial data expected in early January 2027.

The presentations and posters will be made available on the Publications and Presentations section of ProQR’s website following their presentation, subject to applicable conference policies.

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer™ “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer™ EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About ProQR

ProQR Therapeutics is a clinical-stage company dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would” and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding the timing and content of ProQR’s upcoming presentations at TIDES Europe, The Liver Meeting 2026, and Nature Conferences RNA at the Bench and Bedside V, as well as ProQR’s participation in these conferences; the availability of ProQR’s presentations and posters on its website; the planned presentation of Cohort 3 data and 12 week follow up from the AX-0810 Phase 1 study and new preclinical proof-of-concept data for AX-0811; the continued development and advancement of the Axiomer platform and ProQR’s NTCP-targeting programs; the potential for greater potency and durability of AX-0811 observed preclinically to translate into humans; the Phase 1 clinical development of AX-0811 in healthy volunteers, including enrollment of the trial and the anticipated timing of initial clinical data in early January 2027; the therapeutic potential of Axiomer EONs and ProQR’s product candidates; and the anticipated benefits of ProQR’s AI-enabled discovery engine.

Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. Actual results could differ materially from those expressed or implied by these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors described in ProQR’s filings with the Securities and Exchange Commission, including certain sections of its most recent annual report on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities; the risk that preclinical or early clinical data may not be predictive of future results or clinical benefit; the likelihood that ProQR’s programs may not advance on the timelines currently anticipated; reliance on contract research organizations, contract manufacturers and other third parties; the ability to recruit and retain employees and consultants, including members of management and scientific advisors; the ability to integrate and realize the anticipated benefits of AI, machine learning and proprietary data in discovery and development; the unpredictability of regulatory requirements and the duration and results of regulatory review; possible safety or efficacy concerns that may emerge as additional data are generated; the possible impairment of, inability to obtain or costs to obtain intellectual property rights; the ability to secure, maintain and realize the intended benefits of collaborations and partnerships; risks related to cybersecurity and data privacy; general business, operational, financial and accounting risks; and risks related to macroeconomic conditions, market volatility, geopolitical events, international trade restrictions and other developments affecting ProQR’s business. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. ProQR assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor and media contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or
Investor contact:
Peter Kelleher
LifeSci Advisors
T: +1 617 430 7579
pkelleher@lifesciadvisors.com